Exhibit 99.1

4900 West 78th Street Bloomington, MN 55435 USA	Tel: 952-820-0080 Fax: 952-820-0060	www.AugustTech.com info@augusttech.com

For Release on March 16, 2005

Contact:

David Klenk

August Technology

952-820-0080

August Technology and Nanometrics Announce Early Termination of HSR Waiting Period for Merger

Department of Justice Initiates Investigation of offers from KLA and Rudolph

Minneapolis – March 16, 2005 – August Technology Corporation (NASDAQ:AUGT) and Nanometrics Incorporated (NASDAQ: NANO) announced today that each company has received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to August Technology’s proposed merger with Nanometrics.  As previously announced, August Technology has entered into a merger agreement with Nanometrics dated January 21, 2005.  Termination or expiration of the HSR waiting period is a condition to the proposed merger.

In addition, the Antitrust Division of the United States Department of Justice has notified August Technology that it has commenced an investigation into the competitive aspects of the offers submitted to August Technology by Rudolph Technologies, Inc. and KLA-Tencor Corporation.  August Technology has no further information regarding the timing or scope of the investigation.

About August Technology

August Technology’s automated inspection, metrology and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market.  With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system.  Following detection August Technology’s decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions.  Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization.  Additional information can be found on the company’s web site at www.augusttech.com.

About Nanometrics

Nanometrics is a leader in the design, manufacture and marketing of high-performance process control metrology systems used in the manufacture of semiconductors, integrated circuits and flat panel displays. Nanometrics metrology systems measure various thin film properties, critical circuit dimensions and layer-

to-layer circuit alignment (overlay) during various steps of the manufacturing process, enabling semiconductor and integrated circuit manufacturers to improve yields, increase productivity and lower their manufacturing costs. The Company maintains its headquarters in Milpitas, CA, and sales and service offices worldwide. Nanometrics’ website is: http://www.nanometrics.com.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation.  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction.  The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation with respect to the transactions contemplated by the Nanometrics Merger Agreement. Information regarding such officers and directors is included in August Technology Corporation’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004.  This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

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